January 18, 2017

FILED ON EDGAR

Lisa M. Kohl

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: EliteSoft Global Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 11, 2017

File No. 333-213189

Dear Ms. Kohl:

This letter is in response to your January 5, 2017 comment letter to Eugene Wong, Chief Executive Officer and President for EliteSoft Global, Inc. (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the three and nine months ended September 30, 2016 and 2015, page 18

1.	Please revise the amount of operating expenses in the table for the nine months ended September 30, 2016 to be consistent with the amount reported on the statement of operations.

Response: The Company will revise the amount of operating expenses in the table for the nine months ended September 30, 2016 from $79,881 to $74,881.

2.	We note your disclosure in response to comment 3. Your disclosure indicates the increase in net income for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015 was attributable to a reduction in gross profit when in fact gross profit increased. Please revise your disclosure to accurately explain the change and the increase in net income. Please also quantify the change in gross profit for both the three and nine months.

Response: The Company will revise the disclosure as follows:

For the three months ended September 30, 2016 and 2015, we reported a net loss of $22,816 and net loss of $2,371, respectively. The change in net loss between the three months ended September 30, 2016 and 2015 was primarily attributable to the reduction in gross profit as the Company relies heavily on third-party vendors to supply the labor for the scope of work associated with our contracts. Gross profit (loss) for the three months ended September 30, 2016 was ($20,263) as compared to $12,489 for the three months ended September 30, 2015. During the three months ended September 30, 2016, the general and administrative expense was increased by $9,186. The Company also recorded an income tax recovery of $21,458 during the three months ended September 30, 2016 as compared to $nil during the three months ended September 30, 2015.

For the nine months ended September 30, 2016 and 2015, we reported a net income of $50,861 and net loss of $48,561, respectively. The change from a net loss for the nine months ended September 30, 2015 to a net income for the nine months ended September 30, 2016 was primarily attributable to $1,239,258 of revenue recognized in association with contracts entered in May, September, October of 2015 and Q3 of fiscal 2016 as compared to $23,852 during the nine months ended September 30, 2015. Of the $1,239,258 revenue recognized during the nine months ended September 30, 2016, $1,162,791 was related to the contract entered in October of 2015. Although the gross profit increased from $16,652 for the nine months ended September 30, 2015 to $134,610 for the nine months ended September 30, 2016, the gross profit margin decreased significantly. The reason for the decrease in gross profit margin is that the Company incurred substantial costs as it relies heavily on third-party vendors to supply the labor for the scope of work associated with the Company’s contracts. During the nine months ended September 30, 2016, the general and administrative expense was increased by $9,667 and the income tax expense was increased by $8,976.

3.	We note your response to comment 6. We direct your attention to the third and second sentences of your discussion of income taxes for the three and nine months ended September 30, 2016. Your disclosure of the effective income tax rates refers to the three and nine months ended June 30, 2016 as opposed to September 30, 2016. Please revise.

Response: The Company will revise the discussion as follows:

Income Taxes - Total income tax recovery for the three months ended September 30, 2016 was $21,458 compared to $nil for the three months ended September 30, 2015. The recovery of $21,458 in income tax expense is primarily a result of over accrual of income tax expenses from the six months ended June 30, 2016. The effective tax rate for the three months ended September 30, 2016 was (48%) which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the operating loss carry forwards from prior fiscal years being utilized and the reversal of over accrued income tax expense as a result of a lower estimated annual net income.

Income Taxes - Total income tax expense for the nine months ended September 30, 2016 was $8,976 compared to $nil for the nine months ended September 30, 2015. The increase of $8,976 in income tax expense is primarily a result of significantly higher revenue recognized during the nine months ended September 30, 2016 in relation to the service agreements entered in the 4th quarter of 2015. The effective tax rate for the nine months ended September 30, 2016 was 15% which was lower than the U.S. federal statutory tax rate of 34%. The lower tax rate was primarily attributable to the operating loss carry forwards from prior fiscal years being utilized.

Liquidity and Capital Resources, page 20

4.	Please revise the amount of working capital as of September 30, 2016 disclosed in the third paragraph below the table of working capital to be consistent with the amount disclosed in the table.

Response: The Company will revise the discussion as follows:

Our working capital accounts consist of cash and accounts receivable. Claims against working capital include accounts payable and accrued liabilities, amounts due to related parties, and income tax payable. Our working capital may be impacted by factors in future periods, certain amounts and timing of which are seasonal, such as billings to customers for support services and the subsequent collection of those billings. The Company had working capital of $59,401 and $13,540 as of September 30, 2016 and December 31, 2015, respectively.

Notes to Condensed Financial Statements (unaudited)

5. Related Party Transactions, page F-11

5.	We note you filed the loan agreement as exhibit 3.5 in response to comment 11. Please revise the exhibit description on page 46 to reflect the exhibit is a loan agreement.

Response: The Company will update the description on page 46 as requested.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ELITESOFT GLOBAL, INC.

/s/Eugene Wong

Eugene Wong

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